                                     [LOGO]

                               ZAPME! CORPORATION
                       3000 EXECUTIVE PARKWAY, SUITE 150
                              SAN RAMON, CA 94853

Dear Stockholder:

     I am pleased to inform you that on October 3, 2000, ZapMe! Corporation ("ZapMe!") entered into an agreement with Gilat Satellite Networks, Ltd. ("Gilat") and certain principal stockholders of ZapMe!, providing for the commencement of a tender offer ("Offer") to purchase 51% of the outstanding shares of ZapMe! common stock ("Shares") for $2.32 per share in cash (the "Tender Offer Agreement"). The Offer commenced on October 17, 2000.

     Under the Tender Offer Agreement, certain stockholders of ZapMe! have agreed to validly tender in, and not withdraw from, the Offer all of their Shares. In addition, pursuant to the Tender Offer Agreement, certain stockholders of ZapMe! have granted to Gilat an option to purchase all of their Shares, which Gilat shall exercise only to the extent necessary to acquire the number of shares which together with the Shares owned by Purchaser, would constitute approximately 51% of the total number of Shares outstanding as of the last business day prior to the consummation of the Offer.

     THE BOARD OF DIRECTORS DETERMINED BASED ON, AMONG OTHER THINGS, THE RECOMMENDATION OF THE SPECIAL COMMITTEE COMPRISED OF INDEPENDENT DIRECTORS, THAT THE TENDER OFFER AGREEMENT, AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, IS IN THE BEST INTERESTS OF THE COMPANY AND ALL STOCKHOLDERS SHOULD HAVE THE OPPORTUNITY TO TAKE ADVANTAGE OF THE OFFER. THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF ZAPME! ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as further described in the attached Solicitation/Recommendation Statement, including the written opinion dated October 3, 2000 delivered to the Board of Directors by ZapMe!'s financial advisor, Thomas Weisel Partners, LLC to the effect that as of such date and based on the assumptions made therein procedures followed, matters considered and limitations of the review undertaken, that the consideration to be received by the ZapMe! stockholders in the Offer is fair to the ZapMe! stockholders from a financial point of view. A copy of the Thomas Weisel opinion is attached as Annex A.

     Last week, you received Gilat's Offer to Purchase, dated October 17, 2000, together with the related materials to be used for tendering your Shares. Those documents set forth the terms and conditions of the Offer. If you have not received these materials, please call CIBC World Markets Corp., the dealer manager of the Offer, at (212) 667-6355 or (800) 999-6726 or Equiserve Trust Company N.A., the depositary of the Offer, at (781) 575-3400. The enclosed Solicitation/Recommendation Statements describes in more detail the reasons for the ZapMe! Board's conclusions and contains other information relating to the Offer. Please consider this information carefully.

     On behalf of the Board of Directors and management of ZapMe!, I thank you for your support.

Sincerely,

Lance Mortensen
Co-Chairman and Chief Executive Officer